Mail Stop 3561

December 30, 2008

Diane M. Irvine
Chief Executive Officer and President
Blue Nile, Inc.
705 Fifth Avenue South, Suite 900
Seattle, Washington 98104

> **Re: Blue Nile, Inc.**
> **Form 10-K for the Fiscal Year Ended December 30, 2007**
> **Filed February 27, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 18, 2008**
> **Form 10-Q for the Fiscal Quarter Ended June 29, 2008**
> **Filed August 8, 2008**
> **Form 10-Q for the Fiscal Quarter Ended September 28, 2008**
> **Filed November 7, 2008**
> **File No. 000-50763**

Dear Ms. Irvine:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, if applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 30, 2007

Item 1. Business, page 3

1.   We note that in May 2007 you commenced operations at two new wholly-owned
        subsidiaries, Blue Nile Worldwide, Inc. and Blue Nile Jewellery, Ltd. On page 4 and in
        your Form 10-Qs filed for the fiscal quarters ended July 1, 2007 and September 30, 2007,
        you disclosed that Blue Nile Jewellery is a fulfillment center to serve your U.K. and E.U.
        customers. Please expand your discussion to include the business done and intended to
        be done by Blue Nile Worldwide. Refer to Item 101(a) and (c) of Regulation S-K.

Blue Nile's Product Offerings and Supplier Relationships, page 4

2.   Please expand your discussion to describe in detail the sources and availability of the
        materials you offer. For example, you specifically reference diamond suppliers, but there
        is no reference to suppliers of precious metals. You also state that you have strong
        supplier relationships and that your related agreements are usually multi-year
        arrangements. However, you do not disclose whether the arrangements cover all
        necessary supplies, when the arrangements expire and the number of suppliers with
        which you have established arrangements. Refer to Item 101(c)(1)(iii) of Regulation S-
        K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation,
page 24

Results of Operations, page 26

3.   Where you identify intermediate causes of changes in your operating results, please
        describe the reasons underlying such causes. For example, stating that your net sales
        increase is primarily attributable to "growth in sales volumes" only identifies the
        intermediate cause of the change. Please indicate the specific reason(s) for the volume
        increase. Additionally, please quantify the extent to which price versus volume changes
        contributed to the overall change in net sales. See Item 303(a) of Regulation S-K and
        SEC Release No. 33-8350.

Liquidity and Capital Resources, page 29

4.   Please expand this section to discuss known material trends and uncertainties that will
        have, or are reasonably likely to have, a material impact on your revenues or income or
        result in your liquidity decreasing or increasing in any material way. For example, we
        note that your most recent Form 10-Q for the quarter ended September 28, 2008
        discusses the difficult economic environment and the impact this may have on your sales.
        Discuss whether you expect that trend to continue and how it may impact your plans to
        expand, your available liquidity, or any other factors. Please provide similar additional

analysis concerning the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood or the extent past performance is indicative of future performance. Please discuss whether you expect levels to remain at this level or to increase or decrease. Also, you should consider discussing the impact of any changes on your earnings. Further, please discuss in reasonable detail:

- Economic or industry-wide factors relevant to your company, and
- Material opportunities, challenges, and
- Risk in the short and long term and the actions you are taking to address them.

See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Exhibit 31

5. We note that the word "fiscal" was deleted from subparagraph 4(d) of the certifications signed by Ms. Irvine and Mr. Easton. In future filings, please ensure that your certification appears exactly as set forth in Item 601(b)(31) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 31

6. We note that based on your Adjusted EBITDA performance for fiscal year 2007, the Compensation Committee established the executive bonus pool at 200 percent of the aggregate target bonus pool. We further note that each executive was awarded their cash incentive bonus, in part, tied to revenue growth, earnings per share and free cash flow. However, the numerical values of your Adjusted EBITDA, revenue growth, earnings per share and free cash flow for fiscal year 2007 are not disclosed within the compensation discussion and analysis. Please discuss how you determined the Adjusted EBITDA, revenue growth, earnings per share and free cash flow for fiscal year 2007 and please indicate the numerical value of each.

Form 10-Q for the Fiscal Quarter Ended June 29, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 12

7. We note on pages 13 and 15 you state that the company's sales were impacted by "rising prices for diamonds and metals." We also note a similar disclosure on page 12 of your Form 10-Q filed for the fiscal quarter ended March 30, 2008 that "gross profits will fluctuate based primarily on *changes in product acquisition costs*, product mix and pricing decisions" (emphasis added). Please expand your discussion to address whether management believes the rising price for diamonds and metals is a trend that is reasonably likely to have a material effect on the company's financial condition or results

of operation. Refer to Item 303(a)(3) of Regulation S-K; Securities Release No. 33-6835 (May 18, 1989).

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the adequacy and accuracy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Chris Chase, Staff Attorney, at (202) 551-3550 or Mara Ransom, Legal Branch Chief, at (202) 551-3264 if you have questions regarding the comments issued. Please contact me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director